Coca-Cola İçecek

RECEIVED

2008 JUL -1 A 8:49

FILE 82-35049

PROCESSED

JUL 0 3 2008

THOMSON REUTERS

[redacted]

08003474

June 24, 2008

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the following announcement made to the Istanbul Stock Exchange on June 23, 2008.

As it was announced on December 13, 2007, Coca-Cola İçecek ("CCI") had commenced discussions with The Coca-Cola Company ("TCCC") on options in acquiring an equity stake in Coca-Cola Beverages Pakistan Ltd. ("CCBPL") which is majority owned by TCCC subsidiaries ("TCCC").

CCI's Board of Directors, at its meeting on June 23, 2008, approved acquiring up to 50% of CCBPL by paying a total amount of up to US$80 million including any additional costs. A letter of intent is signed and the transactions are targeted to be completed as soon as all the local legal procedures are finalized for the registration of the share transfer. The stated amount will be paid in cash by CCI. The purchase price is determined through bilateral negotiations with TCCC in reference to an independent valuation report. Following the share transfer, both CCI and TCCC will each own equal stakes in CCBPL.

Pakistan, with an approximate population of 165 million of which 67% are less than 30 years of age, offers a significant growth potential for CCI, currently serving an area of 9 countries with a population of 170 million. The Pakistan GDP increased by 7.3% in 2007, and forecasts estimate 6-7% annual growth over the next 5 years.

CCBPL unit case sales in 2007 reached 77 million unit cases. CCI will maintain its sales volume guidance for International Operations following the Pakistan acquisition. Lastly, the Pakistan operation will be subject to proportionate consolidation.

7/1

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

Coca-Cola İçecek

Commenting, Michael A. O'Neill, CEO of CCI said, "We are very pleased to be a significant shareholder in CCBPL. We believe this investment is going to add value to CCI in the medium to long-term as Pakistan offers significant potential for us with its large and young population, growing urbanization trend, low per capita consumption and growing GDP."

"Over the years, our partnership with CCI has been a major factor in strengthening our business in Turkey and across the region." said Ahmet C. Bozer, president of The Coca-Cola Company's Eurasia & Africa Group. "CCI's acquisition of a stake in our Pakistan business provides both companies a tremendous opportunity to better serve customers and consumers in Pakistan. We look forward to capitalizing on growth opportunities in Pakistan through this valued partnership."

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

Coca-Cola İçecek A.Ş.

END

COCA-COLA İÇECEK A.Ş.

Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68